iFit Health & Fitness Inc.

1500 South 1000 West

Logan, Utah 84321

(435) 786 - 5000

April 6, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	iFit Health & Fitness Inc.

Registration Statement on Form S-1, Registration No. 333-259220

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), iFit Health & Fitness Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-259220), and together with all exhibits thereto (collectively, the “Registration Statement”), which was initially filed on August 31, 2021 and was subsequently amended.

The Company is applying for withdrawal of the Registration Statement because the Company has determined not to pursue the contemplated offering at this time. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company or any successor thereto or affiliate thereof.

Please send copies of the written order granting withdrawal of the Registration Statement to me at the above-mentioned address, with a copy to Alexander D. Lynch and Merritt Johnson, Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, 10153, e-mail addresses: alex.lynch@weil.com and merritt.johnson@weil.com.

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If you have any questions with respect to this matter, please contact Alexander D. Lynch or Merritt Johnson of Weil, Gotshal & Manges LLP at (212) 310-8971 or (212) 310-8280.

Sincerely,

/s/ Everett Smith
Everett Smith
Senior Vice President, General Counsel, Secretary

cc:	Alexander D. Lynch, Esq. – Weil, Gotshal & Manges LLP

Merritt Johnson, Esq. – Weil, Gotshal & Manges LLP